UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                          PONCA ACQUISITION CORPORATION

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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                              HENRY J. BOUCHER, JR.
                                   5 WICKS END
                            WILTON, CONNECTICUT 06897
                                 (203) 858-9951
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                JANUARY 31, 2002

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D

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CUSIP NO.                                                      PAGE 2 OF 5 PAGES
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       NAME OF REPORTING PERSONS                        Henry J. Boucher, Jr.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    1
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]   (b)[ ]
    2

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       SEC USE ONLY
    3
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       SOURCE OF FUNDS                                        PF
    4
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       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)  [ ]
    5
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       CITIZENSHIP OR PLACE OF ORGANIZATION               United States
    6
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                             SOLE VOTING POWER                    164,000
                         7
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                             SHARED VOTING POWER                        0
        NUMBER OF        8
          SHARES         ----------------------------------------------------
       BENEFICIALLY          SOLE DISPOSITIVE POWER               164,000
        OWNED BY         9
           EACH          ----------------------------------------------------
        REPORTING            SHARED DISPOSITIVE POWER                   0
       PERSON WITH       10
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   164,000
   11
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       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
   12
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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33%
   13
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       TYPE OF REPORTING PERSON              IN
   14
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                                                               Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Ponca Acquisition Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Wicks Lane, Wilton, CT 06897.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Henry J. Boucher, Jr. (the "Reporting Person"), an individual residing at 5 Wicks Lane, Wilton, CT 06897. Mr. Boucher is the President and a Director of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an American citizen residing in Wilton, Ct.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The stock was acquired with personal funds from the principal shareholder of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer"s business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer"s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

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                                                               Page 4 of 5 Pages

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person has acquired 164,000 shares of the Issuer Common Stock, at $.001 per share representing 33% of the outstanding Issuer Shares, as of January 31, 2002.

(b) The Reporting Person will have the sole power to vote and dispose of 164,000 shares of the Issuer Common Stock, representing 33% of the outstanding Issuer Shares, as of the date of the Reporting Person's most recent filing with the Securities and Exchange Commission.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

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Page 5 of 5 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2002                      By: /s/ Henry J. Boucher, Jr.
                                           -------------------------
                                           Henry J. Boucher, Jr.